Exhibit 99.8

FOR AGAINST ABSTAIN Res. 1.* THAT, subject to the passing of the special resolution at the annual general meeting of the shareholders of the Company and the passing of the class-based resolutions at the class meeting of the holders of Class B ordinary shares with a par value of US$0.00025 each, each convened on the same date and at the same place as the Class A Meeting, the Company’s Second Amended and Restated Memorandum and Articles of Association be amended and restated in its by their deletion in their entirety and by the substitution in their place of the Third Amended and Restated Memorandum of Association and Articles of Association in the form as attached as Appendix II to the notice of the Class A Meeting. FOR AGAINST ABSTAIN Res. 1. THAT Ms. Hong Du shall be re-elected as a director of the Company at this annual general meeting and retain office until her retirement pursuant to the Company’s memorandum and articles of association. Res. 2. THAT Mr. Daniel Yong Zhang shall be re- elected as a director of the Company at this annual general meeting and retain office until his retirement pursuant to the Company’s memorandum and articles of association. Res. 3. THAT Mr. Pehong Chen shall be re-elected as a director of the Company at this annual general meeting and retain office until his retirement pursuant to the Company’s memorandum and articles of association. Res. 4.* THAT, the Chinese name “微博股份有限公司” be adopted as the dual foreign name of the Company. FOR AGAINST ABSTAIN Res. 5.* THAT, subject to the passing of the class- based resolutions at each of the class meeting of the holders of Class A ordinary shares with a par value of US$0.00025 each (the “Class A Meeting”) and the class meeting of the holders of Class B ordinary shares with a par value of US$0.00025 each (the “Class B Meeting”) convened on the same date and at the same place as the AGM, the Company’s Second Amended and Restated Memorandum and Articles of Association be amended and restated in its by their deletion in their entirety and by the substitution in their place of the Third Amended and Restated Memorandum of Association and Articles of Association in the form as attached as Appendix III to the notice of the AGM. * Special Resolution Weibo Corporation TO THE REGISTERED HOLDERS OF AMERICAN DEPOSITARY SHARES (“ADSs”) REPRESENTING CLASS A ORDINARY SHARES OF Weibo Corporation Sign below Date: Please sign this Voting Instruction Card exactly as your name(s) appear(s) on the face of this card and on the books of the Depositary. Joint owners should each sign peronally. Trustees and other fiduciaries should indicate the capacity in which they sign, and where more than one name appears, a majority must sign. If a corporation, this signature should be that of an authorized officer who should state his or her title. PLEASE FOLD HERE Please refer to the reverse side of this card for the Resolutions to be voted at the Meetings. Mark box at right if you wish to give a discretionary proxy to a member or members designated by the Company. PLEASE NOTE: Marking this box voids any other instructions marked above. Address change Mark box, sign, and indicate changes/comments below: ANNUAL GENERAL MEETING CLASS A MEETING JPMorgan Chase Bank, N.A., Depositary PO Box 64873 Saint Paul MN 55164-0873

Class A Meeting 1. As a special resolution, THAT, subject to the passing of the special resolution at the annual general meeting of the shareholders of the Company and the passing of the class-based resolutions at the class meeting of the holders of Class B ordinary shares with a par value of US$0.00025 each, each convened on the same date and at the same place as the Class A Meeting, the Company’s Second Amended and Restated Memorandum and Articles of Association be amended and restated in its by their deletion in their entirety and by the substitution in their place of the Third Amended and Restated Memorandum of Association and Articles of Association in the form as attached as Appendix II to the notice of the Class A Meeting. Annual General Meeting 1. As an ordinary resolution: THAT Ms. Hong Du shall be re-elected as a director of the Company at this annual general meeting and retain office until her retirement pursuant to the Company’s memorandum and articles of association. 2. As an ordinary resolution: THAT Mr. Daniel Yong Zhang shall be re-elected as a director of the Company at this annual general meeting and retain office until his retirement pursuant to the Company’s memorandum and articles of association. 3. As an ordinary resolution: THAT Mr. Pehong Chen shall be re-elected as a director of the Company at this annual general meeting and retain office until his retirement pursuant to the Company’s memorandum and articles of association. 4. As a special resolution, THAT, the Chinese name “微博股份有限公司” be adopted as the dual foreign name of the Company. 5. As a special resolution, THAT, subject to the passing of the class-based resolutions at each of the class meeting of the holders of Class A ordinary shares with a par value of US$0.00025 each (the “Class A Meeting”) and the class meeting of the holders of Class B ordinary shares with a par value of US$0.00025 each (the “Class B Meeting”) convened on the same date and at the same place as the AGM, the Company’s Second Amended and Restated Memorandum and Articles of Association be amended and restated in its by their deletion in their entirety and by the substitution in their place of the Third Amended and Restated Memorandum of Association and Articles of Association in the form as attached as Appendix III to the notice of the AGM. .. Weibo Corporation JPMorgan Chase Bank, N.A., Depositary PO Box 64506, Saint Paul MN 55164-0506 Voting Instruction Card PLEASE MARK, DATE AND SIGN ON REVERSE SIDE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. JPMorgan Chase Bank, N.A. (the “Depositary”) has received advice that the Class Meeting and the Annual General Meeting (the “Meetings”) of Weibo Corporation, a Cayman Islands company, (the “Company”) will be held at 1:30 p.m. and 2:00 p.m. (Beijing time) respectively, on Wednesday, December 1, 2021, at 7/F, No.8 Sina Plaza, Courtyard 10, the West, XiBeiWang E.R. HaiDian District, Beijing, for the purposes set forth on this card. If you are desirous of having the Depositary, through its Nominee or Nominees, vote or execute a proxy to vote the Class A Ordinary Shares of the Company (the “Shares”) represented by your ADSs FOR or AGAINST or to ABSTAIN from voting on the Resolutions to be proposed at the Meetings, kindly execute and forward to the Depositary, the attached Voting Instruction Card. The enclosed postage- paid envelope is provided for this purpose. This Voting Instruction Card should be executed in such a manner as to show clearly whether you desire the Nominee or the Nominees of the Depositary to vote FOR or AGAINST or to ABSTAIN from the Resolutions, or any of them, as the case may be. Alternatively, you may include instructions to give a discretionary proxy to a person designated by the Company. The Voting Instruction Card MUST be forwarded in sufficient time to reach the Depositary before 12:00 p.m. (Eastern Standard Time), November 29, 2021. Only the registered holders of record as of the close of business on November 3, 2021, will be entitled to execute the attached Voting Instruction Card. The signatory, a registered holder of ADSs representing Shares of the Company, of record on November 3, 2021, hereby requests and authorizes the Depositary, through its Nominee or Nominees, to vote or execute a proxy to vote at the Meetings the underlying Shares of the Company represented by ADSs, in accordance with the instructions given on this card. NOTE: In order to have the aforesaid shares voted, this Voting Instruction Card MUST be returned before 12:00 p.m. (Eastern Standard Time), on November 29, 2021. To view the proxy materials, please visit http://ir.weibo.com/annual-general-meeting JPMorgan Chase Bank, N.A., Depositary